July 19, 2013

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn.:	David R. Humphrey
Accounting Branch Chief

Re:	Good Sam Enterprises, LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 14, 2013
File No. 0-22852

Dear Mr. Humphrey,

We have received your letter dated July 18, 2013 (“Comment Letter”) regarding the Good Sam Enterprises, LLC (the “Company” or “we”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.  The following are our responses.

For your convenience, the numbered paragraph set forth below corresponds to the paragraph of your Comment Letter.  Your comment is repeated in bold type below and our response follows in ordinary type.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Note 3.  Statements of Cash Flows, page 6

1.                                    We note you recorded $1.8 million as a gain on the sale of certain publications and assets that were included in the previous Membership Services-Media business segment, and have reflected the gain as non-operating income.  Please explain why the gain is not included in operating income pursuant to ASC Topic 360-10-45-5.

Good Sam Enterprises

2575 Vista Del Mar Drive, Ventura, California 93001

805.667.4100    ▪   Fax 805.667.4431

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 19, 2013

Response:  The Company recorded the $1.8 million gain on the sale of certain publications and assets related to the previous Membership Services-Media business segment as non-operating income rather than operating income for the following reasons:

•                                         Management determined that the amount involved was not material to our shareholder, bondholders or prospective bondholders. The $1.8 million gain amounts to <4% of operating profit and non-operating profit on an annualized basis.

•                                         Given that the amount is not considered material, Management believes that this presentation is more meaningful to the main users of the financial statements, its shareholder, bondholders and prospective bondholders, who are focused on operating income without taking into account one-off sales of assets.

•                                         Management determined that reflecting the amount as a separate line item in the financial statements, together with the accompanying disclosures in the footnotes to the financial statements regarding the nature of the gain, was transparent to the Company’s shareholder, bondholders and prospective bondholders.

In future filings, the Company will classify any material gains or losses on sales of assets as an item of operating income pursuant to ASC Topic 360-10-45-5.

As requested by the Staff, the Company hereby acknowledges that:

•                                         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Good Sam Enterprises

2575 Vista Del Mar Drive, Ventura, California 93001

805.667.4100    ▪   Fax 805.667.4431

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 19, 2013

Please call me at (805) 667-4457 if you need any other information or would like to discuss the above response.  Thank you for your consideration.

Sincerely,
GOOD SAM ENTERPRISES, LLC

/s/ Thomas F. Wolfe
Thomas F. Wolfe
Chief Financial Officer

Cc:	Todd Wolpert, Ernst & Young LLP
Brent Moody, Good Sam Enterprises, LLC, Executive Vice President and Chief Administrative and Legal Officer

Good Sam Enterprises

2575 Vista Del Mar Drive, Ventura, California 93001

805.667.4100    ▪   Fax 805.667.4431